First Guaranty Bancshares, Inc.

400 East Thomas Street

Hammond, Louisiana

July 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	First Guaranty Bancshares, Inc.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-270770

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), First Guaranty Bancshares, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-270770), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2023, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and the Company hereby confirms that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Amanda Barnett, the Company’s General Counsel, at (985) 265-7626.

Very truly yours,

First Guaranty Bancshares, Inc.

By:	/s/ Alton B. Lewis, Jr.
Alton B. Lewis, Jr.
President and Chief Executive Officer